SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE OF THE CONCLUSION OF DEBENTURES PUBLIC DISTRIBUTION
“This notice is exclusively for information purposes, it does not refer to an offer to sell debentures”

BB BANCO DE INVESTIMENTO S.A. ("Leading Coordinator"), BANCO BRADESCO S.A., BANCO ITAÚ BBA S.A., BANCO SANTANDER BRASIL S.A., HSBC BANK BRASIL S.A. - BANCO MÚLTIPLO, and UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. (jointly the "Coordinators") report that 40,000 simple debentures (the “Debentures”) were subscribed and fully paid, in the nominative, book-entry, not convertible into shares form, in a single tranche, with real guarantee, with unit face value of R$ 10,000.00, on the date of the issue, that is, on February 1, 2005, related to the third issue of COMPANHIA PARANAENSE DE ENERGIA - COPEL, Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20, Rua Coronel Dulcídio, 800, CEP: 80420-170 - city of Curitiba, State of Paraná, summing the amount of:

R$ 400,000,000.00

ISIN Nº BRCPLEDBS083
RATINGS

Fitch Atlantic: A+ (bra)

Moody’s: A1.br

The Issuance and real guarantee referred thereof were approved by the Extraordinary General Meeting held on April 12, 2005, by the Issuer’s Board of Directors Meetings held on March 11, 2005 and March 21, 2005 and by the Board of Directors Meetings of COPEL Geração S.A. held on March 10, 2005 and March 21, 2005. The public offering of Debentures was the first one executed within the scope of the First Securities Distribution Program of Companhia Paranaense de Energia – COPEL, filed with the Brazilian Securities and Exchange Commission (CVM) on April 25, 2005, duration of which is of 2 years from the filing date and R$1,000,000,000.00 limit. The Debentures are accepted to be traded in the secondary market by means of the Brazilian System of Debentures - SND, administrated by the Brazilian Association of Open Market Institutions - ANDIMA and operationalized by the Brazilian Custody and Settlement Chamber - CETIP; and by means of the Bovespa Fix Trade System, administrated by the São Paulo Stock Exchange - BOVESPA, being, in this case, held in custody at the Brazilian Company of Settlement and Custody - CBLC.

Debentures Placement Allocation	Purchasers	Debentures Acquired
Individuals	0	0
Investment Clubs	0	0
Investment Funds	8	2,269
Private Pension Funds	2	587
Insurance Companies	0	0
Foreign Investors	0	0
Coordinators Participating in the Distribution Consortium	5	23,800
Financial Institutions Linked to the Issuer and/or to the Coordinators	0	0
Other Financial Institutions	3	13,189
Other Legal Entities Linked to the Issuer and/or to the Coordinators	0	0
Other Legal Entities	3	155
Partners, Managers, Employees, Representatives and Other
People Linked to the Issuer and/or to the Coordinators	0	0
Other	0	0
Total	21	40,000

REGISTRATION WITH THE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION UNDER # CVM/SRE/DEB/2005/018 ON APRIL 25, 2005
ISSUING FIDUCIARY AGENT
PLANNER CORRETORA DE VALORES S.A.
Corporate Taxpayer’s ID (CNPJ/MF) 00.806.535/0001-54
Avenida Paulista, 2.439, 11º andar, São Paulo - SP
ISSUING DEPOSITARY INSTITUTION
BANCO ITAÚ S.A.
Corporate Taxpayer’s ID(CNPJ/MF) 60.701.190/0001-04
Avenida Eng. Armando de Arruda Pereira, 707, 9º andar, São Paulo – SP

“The public distribution of Debentures was prepared in accordance with the provisions of Self-Regulation Code of ANBID (Brazilian Association of Investment Banks and Securities Dealers) related to Public Offerings of Marketable Securities registered with the 5th Registry of Deeds and Documents of the State of Rio de Janeiro under # 497585, in compliance with the minimum standards of information contained therein, and ANBID does not assume any responsibility for the referred information, the quality of the Issuer, the participating institutions and the Debentures.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.